UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: December 28, 2022	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Titiel:		Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000

City of Buenos Aires, December 28th, 2022

Messrs.
Comisión Nacional de Valores (CNV) (Argentine National Securities Commission)
S                  /                  D

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with section 2, Chapter I, Title XII of the Argentine National Securities Commission (Comisión Nacional de Valores) Rules (2013 revised version).

We hereby inform that by means of Resolution No. 960 of the Ministry of Transport (the “Resolution”), published today in the Official Gazette, it was resolved with respect to Ferrosur Roca S.A. (“Ferrosur”) the continuity of the concession agreement, approved by Decree No. 2681 dated December 29th, 1992 (the “Agreement”), for a term of eighteen (18) months as from the expiration date set forth in the Agreement on March 10th, 2023. The Resolution also states that the services rendered by Ferrosur under the Agreement may be revoked at any time.

Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.